NiSource Inc. (NI)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
NiSource Shareholder since 2017

Important to Vote for Shareholder Say on Director Pay – Proposal  5

There is no greater conflict of interest than when a Board approves its own pay, with no oversight from the shareholders whose interest they must represent above their own. This proposal rectifies this problem. It provides for a simple, straightforward shareholder vote on whatever pay package directors design for themselves.

There are compelling reasons for shareholders to adopt director say-on-pay in the way we propose. Not surprisingly, the Board opposes it. We speculate it does not want any shareholder oversight of a central element of board service.

In the proxy statement, the company provides five reasons for shareholders to oppose it. However, the Board states routine facts as arguments against the proposal or simply misleads shareholders. Here, we respond to and rebut each point the Board makes in its Statement in Opposition.

•     “Our director compensation is reasonable and appropriate” – The proposal does not limit or change the compensation that directors receive. It merely allows shareholders to approve whatever compensation package the Board wants to pay itself. Also, if director compensation is reasonable and appropriate, then it should gain shareholder approval easily, and this proposal should not concern directors at all.

•     “Our existing governance practices…promote effective and equitable pay” – Current practices likely do so and can continue to do so under this proposal. The proposal merely adds another element to these governance practices, one that allows shareholders a measure of influence over what directors today pay themselves without shareholder oversight.

•     “The proposal…would hurt our ability to attract and retain qualified directors” – The company can continue to provide competitive pay to independent directors. Under the current pay practices, incumbent and prospective directors should have no worries about winning shareholder approval for their compensation.

 •     “Shareholders already have the ability to express their concern or disapproval with respect to our compensation practices by voting [on] Say-on-Pay or [on] our Compensation Committee” – This is simply incorrect and does not address the inherent conflict of interest when the Board approves its own compensation. Shareholders do not vote on director pay with the annual Say-on-Pay vote, which instead concerns executive compensation. And, voting on Compensation Committee members at a Board election does not express any direct influence over director pay, and at best merely expresses indirect, vague sentiment about a range of possible shareholder concerns.

 •       “Implementation…would violate Delaware law” – Neither the Board nor anyone else has shown clearly that this will occur. Instead, this is based on the Board’s own lay interpretation of an obscure term in Delaware statute, without any legal authority.

The Board proudly refers to its “long-standing history of strong corporate governance practices…” This proposal will continue this trend, by adopting another element of strong corporate governance, shareholder oversight of director compensation. If the Board represents shareholders well, then it should have confidence it will win an annual vote to approve its compensation.

For these reasons, and above all to improve even further corporate governance on a subject with an inherent conflict of interest, we urge shareholders approve this proposal.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.